Execution Version

[CONFORMED VERSION]

FIRST AMENDING AGREEMENT

THIS AGREEMENT is made as of November 30, 2017

BETWEEN:

BELLATRIX EXPLORATION LTD., a corporation subsisting under the laws of the Province of Alberta (hereinafter referred to as the “Borrower”),

OF THE FIRST PART,

- and -

NATIONAL BANK OF CANADA,

ALBERTA TREASURY BRANCHES,

THE BANK OF NOVA SCOTIA and

CANADIAN WESTERN BANK

(hereinafter referred to collectively as the “Lenders” and individually as a “Lender”),

OF THE SECOND PART,

- and -

NATIONAL BANK OF CANADA, a Canadian chartered bank, as administration agent for the Lenders (hereinafter referred to as the “Agent”),

OF THE THIRD PART.

WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.	Interpretation

1.1.    In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Agreement” means this agreement.

“Credit Agreement” means the amended and restated credit agreement dated as of May 9, 2017 among the Borrower, the Lenders and the Agent.

1.2.    Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3.    The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to “Sections” are to Sections of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4.    This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

2.	Amendments and Supplements

2.1.    Borrowing Base. As of the date hereof, the Agent hereby notifies the Borrower in accordance with Section 2.8(d) of the Credit Agreement that the Borrowing Base has been determined to be Cdn. $120,000,000.

2.2.    Amendment re: Permitted Dispositions Basket. Paragraph (h) of the definition of “Permitted Dispositions” in the Credit Agreement is hereby amended by deleting the words “in that Fiscal Year” therefrom and substituting the following therefor:

“since the most recent re-determination of the Borrowing Base completed in accordance with Section 2.8(c) with respect to which notice has been provided by the Agent to the Borrower in accordance with Section 2.8(d)”.

2.3.    Amendment re: Engineering Reporting Requirements. Section 9.1(d)(ii) of the Credit Agreement is hereby amended by deleting the words “On or before September 30 of each year during the term of this Agreement” therefrom and substituting the following therefor:

“On or before October 31 of each year during the term of this Agreement (or such other date as may be acceptable to the Agent)”.

2.4.    Amendments re: Limitation on Commodity Swap Contracts.

(a)	The definition “Average Daily Sales Volumes” in the Credit Agreement is hereby amended by deleting the reference to “(before royalties)” therefrom.

(b)	Section 9.2(i) of the Credit Agreement is hereby deleted in its entirety and replaced as follows:

“(i)	Limitation on Commodity Swap Contracts. The Borrower shall not, and shall not permit any Material Subsidiary to, enter into, purchase or assume any contract for a commodity (including physical sales arrangements for Petroleum Substances) or a commodity swap or other protection agreement which establishes a fixed commodity price or a minimum or maximum commodity price, including a collar, commodity future or option and other similar agreements, but excluding any put options purchased by the Borrower or a Material Subsidiary if the associated premium is fully paid concurrently with the acquisition of such put option and no other amounts are required to be paid in connection with the acquisition of it (collectively, the “Commodity Swap Contracts”) if the term of any such Commodity Swap Contract entered into, purchased or assumed exceeds thirty-six (36) months or, in the case of Commodity Swap Contracts involving any Petroleum Substances, if the aggregate amounts contracted under all Commodity Swap Contracts (calculated on a daily basis) at the time any such Commodity Swap Contract is entered into, purchased, assumed or otherwise becomes binding upon a Borrower or a Material Subsidiary exceeds, or would exceed as a result of such Commodity Swap Contract, on a rolling basis for the next thirty-six (36) months:

(i)	for the first twelve (12) of such rolling thirty-six (36) month period, eighty percent (80%) of Average Daily Sales Volumes (before royalties);

(ii)	for the second twelve (12) months of such rolling thirty-six (36) month period, seventy percent (70%) of Average Daily Sales Volumes (before royalties); or

(iii)	for the third twelve (12) months of such rolling thirty-six (36) month period, sixty percent (60%) of Average Daily Sales Volumes (before royalties),

provided that, for the entire duration of such rolling thirty-six (36) month period, in the case of Commodity Swap Contracts that are in respect of natural gas production sales volumes only, up to one hundred percent (100%) of the Average Daily Sales Volume (net of royalties) attributable to such natural gas production sales volumes shall be permitted to be so contracted under Commodity Swap Contracts, so long as the Borrower and its Material Subsidiaries comply at all times with subparagraphs (i), (ii) and (iii) above with respect to the aggregate amounts contracted during the first, second and third twelve (12) month periods of such rolling thirty-six (36) month period, respectively, with respect to the aggregate amounts so contracted under Commodity Swap Contracts in respect of all Petroleum Substances.”.

3.	Representations and Warranties

The Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)

It is duly amalgamated and is validly subsisting under the laws of its jurisdiction of amalgamation and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	it has the requisite corporate capacity, power and authority to execute and deliver this Agreement and perform its obligations hereunder.

(b)	Authorization; Enforceability

It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors’ rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments

The execution, delivery and performance by the Borrower of this Agreement and the consummation of the transactions contemplated herein do not:

(i)	conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of:

(A)	its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to the Borrower;

(B)	any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject; or

(C)

any agreement, undertaking, lease, licence, permit or other instrument to which the Borrower or any of its Material Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject, where the same would have or would reasonably be expected to have a Material Adverse Effect; or

(ii)	require the consent or approval of any Governmental Authority or any other party.

(d)	Credit Agreement Representations and Warranties

Each of the representations and warranties of the Borrower set forth in Section 8.1 of the Credit Agreement is true and accurate in all respects as of the date hereof other than any representations and warranties which expressly speak of an earlier date.

(e)	No Default

No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the amendments to the Credit Agreement contemplated hereby.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders’ counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

4.	Conditions Precedent

The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)	the Borrower shall have delivered or caused to be delivered to the Agent a fully executed copy of this Agreement; and

(b)	no Default or Event of Default shall have occurred and be continuing.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

5.	Confirmation of Credit Agreement and other Loan Documents

The Credit Agreement and the other Loan Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Loan Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 4 hereof.

6.	Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

7.	Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

8.	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BELLATRIX EXPLORATION LTD., as Borrower

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

NATIONAL BANK OF CANADA, as Agent

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

NATIONAL BANK OF CANADA, as Lender

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

ALBERTA TREASURY BRANCHES, as Lender

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

THE BANK OF NOVA SCOTIA, as Lender

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement

CANADIAN WESTERN BANK, as Lender

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

Signature Page to the First Amending Agreement